Filed Pursuant to Rule 433

Registration Statement No. 333-216789

September 4, 2019

AMPHENOL CORPORATION

Final Term Sheet

September 4, 2019

Issuer:	Amphenol Corporation

Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Trade Date:	September 4, 2019

Settlement Date**:	September 10, 2019 (T+4)

Principal Amount:	$900,000,000

Maturity Date:	February 15, 2030

Coupon (Interest Rate):	2.800%

Price to Public:	99.920%

Yield to Maturity:	2.809%

Benchmark Treasury:	1.625% due August 15, 2029

Spread to Benchmark Treasury:	+135 bps

Benchmark Treasury Price and Yield:	101-17 and 1.459%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2020

Redemption Provision:

Prior to November 15, 2029 (three months prior to the maturity date of the notes) (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury Rate plus 25 basis points. On or after the Par Call Date, at any time at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption

CUSIP/ISIN:	032095AJ0 / US032095AJ08

Other Information

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Commerz Markets LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC TD Securities (USA) LLC

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. The Williams Capital Group, L.P. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about September 10, 2019, which is the fourth business day following the date of pricing of the notes (such settlement cycle being referred to as ‘‘T+4’’). You should be advised that trading of the notes may be affected by the T+4 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free (800) 831-9146, J.P. Morgan Securities LLC collect at (212)-834-4533 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.